Exhibit 23.2
Consent of Moss Adams LLP, Independent Auditors
We consent to the incorporation by reference in this Registration Statement (Form S-4) of MPT Operating Partnership, L.P. and MPT Finance Corporation, of our report dated April 8, 2011, relating to the consolidated balance sheets of Prime Healthcare Services, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for years then ended, which report is incorporated in the Annual Report of Medical Properties Trust, Inc. (Form 10-K/A) for the year ended December 31, 2010 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Moss Adams LLP
Irvine, California
October 5, 2011